                                                             (MORGAN LEWIS LOGO)
                                                               COUNSELORS AT LAW

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, D.C. 20004
TEL: 202.739.3000
FAX: 202.739.3001
EFAX: 877.432.9652
www.morganlewis.com

LINDA L. GRIGGS

202-739-5245
lgriggs@morganlewis.com

April 17, 2006

Mr. George F. Ohsiek, Jr.
Branch Chief, Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE: UGI Corporation.
    Form 10-K for Fiscal Year Ended September 30, 2005
    Form 10-Q for the Fiscal Quarter Ended December 31, 2005
    Filed December 13, 2005 and February 9, 2006
    File No. 1-11071

Dear Mr. Ohsiek:

This letter is submitted on behalf of UGI Corporation ("UGI" or the "Company") in response to your letter dated April 6, 2006 relating to the above-mentioned filings by the Company. For convenience, the Staff's comments are set forth below prior to each of the Company's responses.

Form 10-K for Fiscal Year Ended September 30, 2005

Consolidated Statement of Income, page 31

COMMENT 1:

Please tell us what consideration you gave to recording the resolution of the various business tax matters for Antargaz as a reduction of goodwill as opposed to recording amounts within your results of operations for fiscal 2005. In this connection, it appears that the portion of the assumed business tax liabilities related to certain of your owned tanks at customer locations was in dispute at the acquisition date. Please clarify the specific nature of the dispute that existed at the acquisition date and tell us whether the February 4, 2005 letter from the French government resolved the dispute. If the February 4, 2005 letter resolved the dispute existing at the acquisition date, tell us why you do not consider the receipt of the letter to represent the resolution of a pre-acquisition contingency within the purchase price allocation period. Please also clarify whether the resolution reached with respect to business tax assessments relating to prior years

                                                             (MORGAN LEWIS LOGO)
                                                               COUNSELORS AT LAW

Mr. George F. Ohsiek, Jr.
U.S. Securities & Exchange Commission
April 17, 2006
Page 2


represents a post acquisition event or the resolution of a pre-acquisition contingency. Please tell us if you recorded the liabilities for these business tax assessments as part of your March 31, 2004 step acquisition of Antargaz and how you estimated the amounts. If no amounts were recorded as a result of the purchase price allocation, tell us in detail why not. Refer to SAB Topic 2:A:7. Ensure your response quantifies the pre-tax gain attributable to the resolution of the tax issue relating to the owned tanks at customer locations and the business tax assessments relating to prior years.

RESPONSE:

The French business tax to which UGI refers is a tax on tangible fixed assets utilized by liquefied petroleum gas (LPG) distribution companies, such as its subsidiary Antargaz. Historically, there have been changes in the position of the tax authorities, and in the statutes they enforce, as to which assets are subject to tax and who should pay the tax, the LPG distributors or their customers. Antargaz and the tax authorities were involved in a lawsuit over the assessment of business tax between 1997 and 2000 at the time of UGI's acquisition of the remaining 80.5% of AGZ Holding, Antargaz' parent. As of March 31, 2004, Antargaz had recorded estimated liabilities related to the business tax that it believed it would owe upon resolution of the dispute. UGI reviewed Antargaz' assessment under the criteria of SFAS 5 and FIN 14 and agreed with its conclusions. Accordingly, UGI did not record a purchase price adjustment to Antargaz' business tax liability as of March 31, 2004.

As disclosed in Note 3 to UGI's 2004 consolidated financial statements and Note 2 to UGI's 2005 consolidated financial statements (copies of these Notes are attached as Exhibit A), UGI completed its review and determination of the March 31, 2004 fair value of the portion of AGZ Holding's assets acquired and liabilities assumed as of September 30, 2004. In accordance with SFAS 141 and SAB Topic 2:A:7, as of December 14, 2004, the filing date of its 2004 Annual Report on Form 10-K, the Company was no longer awaiting additional information to measure the fair value of assets acquired and liabilities assumed, including the estimated liability for business tax. SAB Topic 2:A:7 specifically precludes the extension of the purchase price allocation period simply because of the existence of a contingent liability. The existence and nature of this contingency was disclosed in Note 12 to UGI's 2004 consolidated financial statements (Exhibit B).

On February 4, 2005, the French Ministry of Finance issued a letter to the French Committee of Butane and Propane (CFBP), a butane/propane industry group. The letter clarified that (1) all LPG cylinders and tanks provided for free (i.e., without a rental charge) for use by customers who are not subject to business tax (i.e., private individuals) are not subject to business tax to be paid by LPG distributors and (2) tanks provided for free to companies and professionals subject to the business tax (i.e., businesses) are subject to business tax to be paid by LPG distributors. The letter, however, did not resolve the outstanding litigation between Antargaz and the tax authorities covering calendar years 1997 through 2000.

In fiscal year 2005, UGI made adjustments to the business tax liability related to two separate issues. The first, in the pre-tax amount of $12.0 million, related to the issues addressed in the February 4, 2005 letter from the Ministry of Finance for which tax years were still open (calendar 2002 through 2004). The second,

                                                             (MORGAN LEWIS LOGO)
                                                               COUNSELORS AT LAW

Mr. George F. Ohsiek, Jr.
U.S. Securities & Exchange Commission
April 17, 2006
Page 3


in the pre-tax amount of $7.9 million, related to a tax year (calendar 2001) for which no additional business tax had been assessed by the tax authorities and no tax audit had been commenced. Antargaz never paid the business tax in question nor filed a return declaring it because it was in dispute. Under French law, after three years, if there is neither audit nor assessment, the matter is closed and no tax may be reassessed. Antargaz had previously (prior to March 31, 2004) accrued the tax for calendar year 2001 because the tax authorities had assessed the tax through a tax audit for calendar years 1997 through 2000, which years are the subject of the continuing litigation.

Pursuant to the relevant guidance in SFAS 141 and SAB Topic 2:A:7, the Company recognized these adjustments to the contingent liability after the expiration of the allocation period as an element of net income during fiscal year 2005.

Notes to Consolidated Financial Statements, page 36

Note 5 - Employee Retirement Plans, Page 46

COMMENT 2:

Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose in future filings how you determine this amount in accordance with paragraph 12 of APB 22.

RESPONSE:

UGI uses a market related value of plan assets and the expected long-term rate of return on plan assets to determine the expected return on plan assets. The market related value of plan assets other than equities in the UGI Utilities Pension Plan is based upon the market price of the assets or similar assets. The market related value of the equities in the UGI Utilities Pension Plan is calculated by rolling forward the prior-year's market related value, adding or subtracting contributions and disbursements and applying the expected return on plan assets to obtain an expected value. The expected value is compared to the actual value using market prices for those assets. One third of the difference between the expected and the actual value is then added to or subtracted from the expected value resulting in the new market related value of equities.

UGI will disclose the following in its Organization and Significant Accounting Policies footnote beginning with its 2006 Annual Report on Form 10-K.

"UGI uses a market related value of plan assets and the expected long-term rate of return on plan assets to determine the expected return on plan assets. The market related value of plan assets other than equities in UGI Utilities Pension Plan is based upon the market price of the plan assets or similar assets. The market related value of the equities in the UGI Utilities Pension Plan is calculated by rolling forward the prior-year's market related value with contributions, disbursements and the expected return on plan assets. One third of the difference between the expected and the actual value is then added to or subtracted from the expected value to determine the new market related value.

                                                             (MORGAN LEWIS LOGO)
                                                               COUNSELORS AT LAW

Mr. George F. Ohsiek, Jr.
U.S. Securities & Exchange Commission
April 17, 2006
Page 4


                                  * * * * * * *

UGI Corporation has advised us that it acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 202-739-5245 if you should require any additional information.

                                        Sincerely,

                                        /s/ Linda L. Griggs
                                        ---------------------------------------
                                        Linda L. Griggs

Enclosures:

     Exhibit A: Note 3 to UGI's 2004 consolidated financial statements and
                Note 2 to UGI's 2005 consolidated financial statements

     Exhibit B: Selected Portion of Note 12 to UGI's 2004 consolidated financial statements

cc: Anthony W. Watson, U.S. Securities and Exchange Commission

     UGI Corporation
          Lon R. Greenberg
          Robert H. Knauss
          Margaret M. Calabrese
          Anthony J. Mendicino
          Michael J. Cuzzolina

     PricewaterhouseCoopers
          Michael T. Mullen

                                                                       EXHIBIT A


NOTE 3 - ACQUISITIONS AND INVESTMENTS

ON MARCH 31, 2004 (the "Closing Date"), UGI, through its subsidiary, UGI Bordeaux Holding (as assignee of UGI France), completed its acquisition of the remaining outstanding 80.5% ownership interests of AGZ, a French corporation and the parent company of Antargaz, a French corporation and a leading distributor of LPG in France, pursuant to the terms of (i) a Share Purchase Agreement dated as of February 17, 2004, by and among UGI France, UGI, PAI partners, a French corporation, and certain officers, directors and managers of AGZ and Antargaz and their affiliates, and (ii) that certain Medit Joinder Agreement dated February 20, 2004, by and among UGI France, UGI, Medit Mediterranea GPL,
S.r.L, a company incorporated under the laws of Italy ("Medit"), and PAI partners (herein referred to as the "Antargaz Acquisition"). The acquisition of the remaining interests in AGZ is consistent with our growth strategies and core competencies.

     The purchase price on the Closing Date of E261.8 or $319.2 (excluding transaction fees and expenses) was subject to post-closing working capital and net debt adjustments. UGI used the cash proceeds from its March 2004 public offering of 7.5 million shares of its common stock and $89.0 of available cash to fund the purchase price. In accordance with the Share Purchase Agreement, UGI paid an additional E5.8 ($7.1) as a result of post-closing adjustments. In addition, we incurred transaction fees and expenses of $5.4. See Note 9 for additional information regarding the issuance of UGI Common Stock.

     The Antargaz Acquisition has been accounted for as a step acquisition. UGl's initial 19.5% equity investment in AGZ has been allocated to 19.5% of AGZ's assets and liabilities at March 31, 2004. The amount by which the carrying value of UGl's equity investment exceeded the aforementioned allocation has been recorded as goodwill. The purchase price of the remaining 80.5% of AGZ, including transaction fees and expenses, has been allocated to the assets acquired and liabilities assumed, as follows:

Working capital                                    $  28.7
Property, plant and equipment                        337.0
Goodwill                                             469.3
Customer relationships (estimated useful life of      97.1
   twelve years)
Trademark and other intangible assets                 38.6
Long-term debt (including current maturities)       (392.6)
Deferred income taxes                               (108.8)
Minority interests                                   (11.1)
Other assets and liabilities                        (126.5)
                                                   -------
Total                                              $ 331.7
                                                   =======

None of the goodwill is expected to be deductible for income tax purposes.

     The Company has completed its review and determination of the fair value of the portion of AGZ's assets acquired and liabilities assumed, principally the fair values of property, plant and equipment and identifiable intangible assets. The assets and liabilities of AGZ are included in our Consolidated Balance Sheet as of September 30, 2004. The operating results of AGZ are included in our consolidated results beginning April 1, 2004. Prior to April 1, 2004, our 19.5% equity interest in AGZ is reflected in our Consolidated Financial Statements under the equity method of accounting.

     The following table presents unaudited pro forma income statement and basic and diluted per share data for the years ended September 30, 2004 and 2003 as if the Antargaz Acquisition had occurred as of the beginning of those periods:

                          2004          2003
                      -----------   -----------
                      (pro forma)   (pro forma)
Revenues                $4,293.0      $3,725.0
Net income                 168.2         122.9
Earnings per share:
   Basic                $   3.31      $   2.46
   Diluted              $   3.24      $   2.41

     The pro forma results of operations reflect AGZ's historical operating results after giving effect to adjustments directly attributable to the transaction that are expected to have a continuing effect. The pro forma amounts are not necessarily indicative of the operating results that would have occurred had the acquisition been completed as of the date indicated, nor are they necessarily indicative of future operating results.

     On October 1, 2003, AmeriGas OLP acquired substantially all of the retail propane distribution assets and business of Horizon Propane LLC ("Horizon Propane") for total cash consideration of $31.0. In December 2003, AmeriGas OLP paid Horizon Propane a working capital adjustment of $0.1 in accordance with the Asset Purchase Agreement. During its fiscal year ended June 30, 2003, Horizon Propane sold over 30 million gallons of propane from ninety locations in twelve states. In addition, AmeriGas OLP completed several smaller acquisitions of retail propane businesses, HVAC/R acquired a commercial refrigeration business and FLAGA acquired a retail propane distribution business in the Czech Republic during the year ended September 30, 2004. The pro forma effect of these transactions is not material.

     In June 2003, pursuant to an asset purchase agreement between and among Allegheny Energy Supply Company, LLC, Allegheny Energy Supply Conemaugh, LLC ("Allegheny Conemaugh"), UGID, and UGI, UGID acquired an additional 83 megawatt ownership interest in the Conemaugh electricity generation station ("Conemaugh") from Allegheny Conemaugh, a unit of Allegheny Energy, Inc. ("Allegheny"), for $51.3 in cash, subject to a $3.0 credit. Conemaugh is a 1,711-megawatt, coal-fired electricity generation station located near Johnstown, Pennsylvania and is owned by a consortium of energy companies and operated by a unit of Reliant Resources, Inc. under contract. The purchase increased UGID's ownership interest in Conemaugh to 102 megawatts (6.0%) from 19 megawatts (1.1%) previously. Substantially all of the purchase price for the additional interest in Conemaugh is included in property, plant and equipment in the Consolidated Balance Sheet.

     In March 2003, Energy Services acquired the northeastern U.S. gas marketing business of TXU Energy Retail Company, L.P., a subsidiary of TXU Corp. (the "TXU Energy Acquisition"), for approximately $10.0 in cash. As a result of the TXU Energy Acquisition, Energy Services assumed the existing sales and supply agreements for approximately one thousand commercial and industrial customers located primarily in New York, Pennsylvania, Ohio and New Jersey.

     During 2003, AmeriGas OLP acquired several retail propane distribution businesses and HVAC/R acquired a commercial refrigeration business for total cash consideration of $28.6. In conjunction with these acquisitions, liabilities of $1.5 were incurred. The operating results of these businesses have been included in our results of operations from their respective dates of acquisition.

     In November 2004, UGI Asset Management, Inc., a wholly owned subsidiary of Energy Services, acquired from ConocoPhillips Company and AmerE Holdings, Inc. (a wholly owned, indirect subsidiary of AmeriGas Propane, L.P.) in separate transactions 100% of the issued and outstanding common stock of Atlantic Energy, Inc. for an aggregate purchase price of approximately $24 in cash, subject to post-closing adjustments. In connection with this acquisition, Atlantic Energy, Inc. and AmeriGas Propane, L.P. entered into a long-term propane supply agreement.

NOTE 2 - ACQUISITIONS AND INVESTMENTS

During 2005, AmeriGas OLP acquired several retail propane distribution businesses for total cash consideration of approximately $22.7. HVAC/R acquired a commercial and residential electrical contracting business in September 2005. The operating results of these businesses have been included in our operating results from their respective dates of acquisition. The pro forma effects of these transactions were not material.

     In November 2004, UGI Asset Management, Inc. acquired from ConocoPhillips Company and AmerE Holdings, Inc. (a wholly owned, indirect subsidiary of AmeriGas OLP) in separate transactions 100% of the issued and outstanding common stock of Atlantic Energy for an aggregate purchase price of approximately $24 in cash, including post-closing adjustments (the "AEI Acquisition"). The AEI Acquisition has been accounted for as a step acquisition in the Consolidated Financial Statements. In connection with this acquisition, Atlantic Energy and AmeriGas OLP entered into a long-term propane supply agreement.

     On March 31, 2004 (the "Closing Date"), UGI, through its subsidiary, UGI Bordeaux Holding (as assignee of UGI France), completed its acquisition of the remaining outstanding 80.5% ownership interests of AGZ, a French corporation and the parent company of Antargaz, a French corporation and a leading distributor of LPG in France, pursuant to the terms of (i) a Share Purchase Agreement dated as of February 17, 2004, by and among UGI France, UGI, PAI partners, a French corporation, and certain officers, directors and managers of AGZ and Antargaz and their affiliates, and (ii) that certain Medit Joinder Agreement dated February 20, 2004, by and among UGI France, UGI, Medit Mediterranea GPL, S.r.L., a company incorporated under the laws of Italy ("Medit"), and PAI partners (herein referred to as the "Antargaz Acquisition"). The acquisition of the remaining interests in AGZ was consistent with our growth strategies and core competencies.

     The purchase price on the Closing Date of E261.8 or $319.2 (excluding transaction fees and expenses) was subject to post-closing working capital and net debt adjustments. UGI used the cash proceeds from its March 2004 public offering of 15 million shares of its common stock and $89.0 of available cash to fund the purchase price. In accordance with the Share Purchase Agreement, UGI paid an additional E5.8 ($7.1) as a result of post-closing adjustments. In addition, we incurred transaction fees and expenses of $5.4. See Note 8 for additional information regarding the issuance of UGI Common Stock.

     The Antargaz Acquisition has been accounted for as a step acquisition. UGl's initial 19.5% equity investment in AGZ has been allocated to 19.5% of AGZ's assets and liabilities at March 31, 2004. The amount by which the carrying value of UGl's equity investment exceeded the aforementioned allocation has been recorded as goodwill. The purchase price of the remaining 80.5% of AGZ, including transaction fees and expenses, has been allocated to the assets acquired and liabilities assumed, as follows:

Working capital                                    $  28.7
Property, plant and equipment                        337.0
Goodwill                                             469.3
Customer relationships (estimated useful life of      97.1
   twelve years)
Trademark and other intangible assets                 38.6
Long-term debt (including current maturities)       (392.6)
Deferred income taxes                               (108.8)
Minority interests                                   (11.1)
Other assets and liabilities                        (126.5)
                                                   -------
Total                                              $ 331.7
                                                   =======

     None of the goodwill is expected to be deductible for income tax purposes.

     The Company completed its review and determination in 2004 of the fair value of the portion of AGZ's assets acquired and liabilities assumed, principally the fair values of property, plant and equipment and identifiable intangible assets. The assets and liabilities of AGZ are included in our Consolidated Balance Sheets as of September 30, 2005 and 2004. The operating results of AGZ are included in our consolidated results beginning April 1, 2004. For periods prior to April 1, 2004, our 19.5% equity interest in AGZ is reflected in our Consolidated Financial Statements under the equity method of accounting.

     The following table presents unaudited pro forma income statement and basic and diluted per share data for the years ended September 30, 2004 and 2003 as if the Antargaz Acquisition had occurred as of the beginning of those periods:

                          2004          2003
                      -----------   -----------
                      (pro forma)   (pro forma)
Revenues                $4,293.0      $3,725.0
Net income                 168.2         122.9
Earnings per share:
   Basic                $   1.66      $   1.23
   Diluted              $   1.62      $   1.21

     The pro forma results of operations reflect AGZ's historical operating results after giving effect to adjustments directly attributable to the transaction that are expected to have a continuing effect. The pro forma amounts are not necessarily indicative of the operating results that would have occurred had the acquisition been completed as of the date indicated, nor are they necessarily indicative of future operating results.

     On October 1, 2003, AmeriGas OLP acquired substantially all of the retail propane distribution assets and business of Horizon Propane LLC ("Horizon Propane") for total cash consideration of $31.0. In December 2003, AmeriGas OLP paid Horizon Propane a working capital adjustment of $0.1 in accordance with the Asset Purchase Agreement. During its fiscal year ended June 30, 2003, Horizon Propane sold over 30 million gallons of propane from ninety locations in twelve states. In addition, during the year ended September 30, 2004, AmeriGas OLP completed several smaller acquisitions of retail propane businesses, HVAC/R acquired a commercial refrigeration business and FLAGA acquired a retail propane distribution business in the Czech Republic. The pro forma effect of these transactions is not material.

     In June 2003, pursuant to an asset purchase agreement between and among Allegheny Energy Supply Company, LLC, Allegheny Energy Supply Conemaugh, LLC ("Allegheny Conemaugh"), UGID, and UGI, UGID acquired an additional 83 megawatt ownership interest in the Conemaugh electricity generation station ("Conemaugh") from Allegheny Conemaugh, a unit of Allegheny Energy, Inc. ("Allegheny"), for $51.3 in cash, subject to a $3.0 credit. Conemaugh is a 1,711-megawatt, coal-fired electricity generation station located near Johnstown, Pennsylvania and is owned by a consortium of energy companies and operated by a unit of Reliant Resources, Inc. under contract. The purchase increased UGID's ownership interest in Conemaugh to 102 megawatts (6.0%) from 19 megawatts (1.1%) previously. Substantially all of the purchase price for the additional interest in Conemaugh is included in property, plant and equipment in the Consolidated Balance Sheet.

     In March 2003, Energy Services acquired the northeastern U.S. gas marketing business of TXU Energy Retail Company, L.R, a subsidiary of TXU Corp. (the "TXU Energy Acquisition"), for approximately $10.0 in cash. As a result of the TXU Energy Acquisition, Energy Services assumed the existing sales and supply agreements for approximately one thousand commercial and industrial customers located primarily in New York, Pennsylvania, Ohio and New Jersey.

     During 2003, AmeriGas OLP acquired several retail propane distribution businesses and HVAC/R acquired a commercial refrigeration business for total cash consideration of $28.6. In conjunction with these acquisitions, liabilities of $1.5 were incurred. The operating results of these businesses have been included in our results of operations from their respective dates of acquisition.

                                                                       EXHIBIT B


future costs of an uncertain amount associated with environmental damage caused by MGPs outside Pennsylvania that UGI Utilities directly operated, or that were owned or operated by former subsidiaries of UGI Utilities, if a court were to conclude that (1) the subsidiary's separate corporate form should be disregarded or (2) UGI Utilities should be considered to have been an operator because of its conduct with respect to its subsidiary's MGP.

     In April 2003, Citizens Communications Company ("Citizens") served a complaint naming UGI Utilities as a third-party defendant in a civil action pending in United States District Court for the District of Maine. In that action, the plaintiff, City of Bangor, Maine ("City"), sued Citizens to recover environmental response costs associated with MGP wastes generated at a plant allegedly operated by Citizens' predecessors at a site on the Penobscot River. Citizens subsequently joined UGI Utilities and ten other third party defendants alleging that the third-party defendants are responsible for an equitable share of costs Citizens may be required to pay to the City for cleaning up tar deposits in the Penobscot River. The City believes that it could cost as much as $50 to clean up the river. UGI Utilities believes that it has good defenses to the claim and is defending the suit.

     By letter dated July 29, 2003, Atlanta Gas Light Company ("AGL") served UGI Utilities with a complaint filed in the United States District Court for the Middle District of Florida in which AGL alleges that UGI Utilities is responsible for 20% of approximately $8 incurred by AGL in the investigation and remediation of a former MGP site in St. Augustine, Florida. UGI Utilities formerly owned stock of the St. Augustine Gas Company, the owner and operator of the MGP. UGI Utilities believes that it has good defenses to the claim and is defending the suit.

     AGL previously informed UGI Utilities that it was investigating contamination that appeared to be related to MGP operations at a site owned by AGL in Savannah, Georgia. A former subsidiary of UGI Utilities operated the MGP in the early 1900s. AGL has recently informed UGI Utilities that it has begun remediation of MGP wastes at the site and believes that the total cost of remediation could be as high as $55. AGL has not filed suit against UGI Utilities for a share of these costs. UGI Utilities believes that it will have good defenses to any action that may arise out of this site.

     On September 20, 2001, Consolidated Edison Company of New York ("ConEd") filed suit against UGI Utilities in the United States District Court for the Southern District of New York, seeking contribution from UGI Utilities for an allocated share of response costs associated with investigating and assessing gas plant related contamination at former MGP sites in Westchester County, New York. The complaint alleges that UGI Utilities "owned and operated" the MGPs prior to 1904. The complaint also seeks a declaration that UGI Utilities is responsible for an allocated percentage of future investigative and remedial costs at the sites. ConEd believes that the cost of remediation for all of the sites could exceed $70. By orders issued in November 2003 and March 2004, the court granted UGI Utilities' motion for summary judgment and dismissed ConEd's complaint. ConEd has appealed.

     By letter dated June 24, 2004, KeySpan Energy ("KeySpan") informed UGI Utilities that KeySpan has spent $2.3 and expects to spend another $11 to clean up an MGP site it owns in Sag Harbor, New York. KeySpan believes that UGI Utilities is responsible for approximately 50% of these costs as a result of. UGI Utilities' alleged direct ownership and operation of the plant from 1885 to 1902. UGI Utilities is in the process of reviewing the information provided by KeySpan and is investigating this claim.

     By letter dated August 5, 2004, Yankee Gas Services Company and Connecticut Light and Power Company, subsidiaries of Northeast Utilities, (together, the "Northeast Companies"), demanded contribution from UGI Utilities for past and future remediation costs related to MGP operations on thirteen sites owned by the Northeast Companies in nine cities in the State of Connecticut. The Northeast Companies allege that UGI Utilities controlled operations of the plants from 1883 to 1941. According to the letter, investigation and remedial costs at the sites to date total approximately $10 and complete remediation costs for all sites could total $182. The Northeast Companies seek an unspecified fair and equitable allocation of these costs to UGI Utilities. UGI Utilities is in the process of reviewing the information provided by Northeast Companies and is investigating this claim.

     Antargaz has filed suit against the French tax authorities in connection with the assessment of business tax related to the tax treatment of Antargaz owned tanks at customer locations used to store LPG. Antargaz has recorded a liability for the business tax relating to tanks for the period from January 1, 1997 through September 30, 2004 of approximately E28.4 ($35.3). Elf Antar France, now Total France, and Elf Aquitaine, former owners of Antargaz, agreed to indemnify Antargaz for all payments which would have been due from Antargaz in respect of the business tax related to its tanks for the period from January 1, 1997 through December 31, 2000. In March 2004, the local court rendered a decision against Antargaz which resulted in a E1.7 ($2.1) assessment by the tax assessor relating to the business tax at certain sites in the pending suit. Antargaz paid this assessment and was fully reimbursed in April 2004 for this assessment pursuant to the indemnity agreement. Antargaz is appealing the assessment. As of September 30, 2004, the indemnity from the former owners represents approximately E9.4 ($11.7) of the business tax liability.

     In addition to these matters, there are other pending claims and legal actions arising in the normal course of our businesses. We cannot predict with certainty the final results of environmental and other matters. However, it is reasonably possible that some of them could be resolved unfavorably to us. Although we currently believe, after consultation with counsel, that damages or settlements, if any, recovered by the plaintiffs in such claims or actions will not have a material adverse effect on our financial position, damages or settlements could be material to our operating results or cash flows in future periods depending on the nature and timing of future developments with respect to these matters and the amounts of future operating results and cash flows.